UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
 ___
/ X /	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR
 __
/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ______________

Commission file number 1-10258

A.          Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225

REQUIRED INFORMATION

See Appendix 1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION
RETIREMENT SAVINGS PLAN

By:	/s/ Michael J. Schewel
Michael J. Schewel
Employee Savings Plan Committee

Date:   June 29, 2018

Appendix 1

Tredegar Corporation Retirement
Savings Plan

Financial Report
December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee, Plan Administrator, and Plan Participants of the
Tredegar Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error.  Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ PBMares, LLP
We have served as the Plan’s auditor since 2002.

Norfolk, Virginia
June 29, 2018

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

Assets	2017	2016
Investments, at fair value:
Mutual funds	$106,562,209	$89,903,111
Tredegar Corporation common stock	21,457,919	29,107,558
Interest-bearing cash	70,857	21,119
Self-directed brokerage account	1,982,359	1,372,573
Common collective trust	5,388,010	5,340,822

Total investments	135,461,354	125,745,183

Receivables:
Accrued dividends	123,261	133,410
Notes receivable from participants	3,043,331	3,216,701

Total receivables	3,166,592	3,350,111

Total assets	138,627,946	129,095,294

Liabilities and Net Assets Available for Benefits

Excess contribution liability	107,169	-

Net assets available for benefits	$138,520,777	$129,095,294

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributed to:
Investment income:
Interest and dividends	$4,494,218	$3,185,547
Net appreciation in fair value of investments	6,146,411	17,210,387

Total investment gain	10,640,629	20,395,934

Interest income on notes receivable from participants	139,093	134,564

Contributions:
Participants	5,800,493	5,115,581
Employer	3,535,949	3,655,827
Rollovers	883,530	458,867

Total contributions	10,219,972	9,230,275

Total additions	20,999,694	29,760,773

Deductions from net assets attributed to:
Administrative expenses	-	11,534
Benefits paid to participating employees	11,574,211	14,223,470

Total deductions	11,574,211	14,235,004

Net increase	9,425,483	15,525,769

Net assets available for benefits:

Beginning of year	129,095,294	113,569,525

End of year	$138,520,777	$129,095,294

See accompanying notes.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 1.	DESCRIPTION OF PLAN

General

Tredegar Corporation (Tredegar), which is engaged directly in the manufacturing of plastic films and aluminum extrusions, is a Virginia corporation.  The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

Effective June 19, 2015, AACOA, Inc. 401(k) Profit Sharing Plan merged into the Tredegar Corporation Retirement Savings Plan. AACOA, Inc. is a wholly owned subsidiary of The William L. Bonnell Company, Inc. which is a wholly owned subsidiary of Tredegar.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits.  No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded.  The value of a participant's account may change from time to time.  Each participant assumes the risk of fluctuations in the value of his or her account.

The Plan is a defined contribution plan.  Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

The Plan is administered by Tredegar. Plan assets were held in trust by Matrix Trust Company for the period from January 1, 2016 through March 21, 2016. Effective March 21, 2016, Plan assets were transferred to Great-West Trust Company, LLC, the new trustee of the Plan.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan was responsible for all trustee and investment management fees.  Tredegar pays for all other administrative expenses up to an annual limit of $75,000.  Effective July 1, 2017, each participant is charged a pro-rated fee consisting of an annual per participant fee of $77.00 (0.12%) and $50,000 (0.04%) of annual plan-related expenses. Any expenses in excess of this limit are paid by the Plan.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS

A participant may contribute a percentage of his or her eligible base pay (as defined) ranging from a minimum of .1% (one-tenth of one percent) to 75%.  The 2017 and 2016 Tredegar matching contribution was $1.00 for every $1.00 a participant contributed up to 5% each payroll period.

With the exception of participants covered under certain collective bargaining agreements, employees are automatically enrolled in the Plan with a pre-tax contribution equal to 3% of base pay invested in the age appropriate target fund and automatically increased in the succeeding plan year until the contribution level is equal to 5% of base pay.  Employees have the choice to waive automatic enrollment as well as automatic increase and contribute more or less in their choice of investment funds.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers twenty-four (24) mutual funds, one (1) common collective trust and a self-directed brokerage window as investment options to participants.

Effective March 11, 2016, all employer matching contributions were allocated 50% to the JPMorgan SmartRetirement target date fund and 50% to an investment selection made by the participant.  From January 1, 2016 through March 10, 2016, all employer matching contributions were allocated 50% to Tredegar stock and 50% to an investment selection made by the participant.  If a participant did not make an investment selection, this money was invested in the JP Morgan SmartRetirement target date fund, the Plan’s default funds, based on the participant’s age and an estimated retirement age of 65.  Also effective March 11, 2016, Tredegar Company stock was closed to investments, transfers into the fund, and Tredegar matching contributions. All eligible participants in the Plan are able to immediately diversify their Tredegar matching contribution by transferring out of Tredegar Company stock into another fund or a combination of funds offered in the Plan.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the Tredegar Company stock is listed below.

	2017	2016
Net assets available for benefits:
Tredegar common stock	$15,649,728	$21,188,089
Accrued dividends	89,866	97,112

	$15,739,594	$21,285,201

Changes in net assets available for benefits:
Additions (reductions) to net assets attributed to:
Investment income:
Dividends	$371,742	$533,117
Net appreciation (depreciation) in
fair value of investments	(4,345,129)	10,054,057
	(3,973,387)	10,587,174

Interest on notes receivable from participants	-	5

Contributions	-	302,342

Total additions (reductions)	(3,973,387)	10,889,521

Deductions from net assets attributed to:
Administrative expenses	11,905	12,104
Benefits paid to participating employees	1,334,398	2,392,427
Transfers to participant-directed investments	225,917	722,371

Total deductions	1,572,220	3,126,902

Net increase (decrease)	(5,545,607)	7,762,619

Net assets available for benefits:

Beginning of year	21,285,201	13,522,582
End of year	$15,739,594	$21,285,201

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 5.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds:  Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (SEC).  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at closing price reported on the active market on which the individual securities are traded.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 5.	FAIR VALUE MEASUREMENTS, Continued

Interest-bearing cash: Valued at $1.

Self-directed brokerage account: Valued at the closing price reported on the active market on which the individual securities are traded.

Common/collective trusts: A fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables summarize financial assets measured at fair value on a recurring basis, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value, as of December 31, 2017 and 2016, respectively:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2017

	Level 1	Total
Mutual funds	$106,562,209	$106,562,209
Common stock	21,457,919	21,457,919
Interest-bearing cash	70,857	70,857
Self-directed brokerage account	1,982,359	1,982,359
Total assets in the fair value heirarchy	$130,073,344	130,073,344
Investments measured at NAV		5,388,010
Total investments at fair value		$135,461,354

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 5.	FAIR VALUE MEASUREMENTS, Continued

Assets Measured at Fair Value on a Recurring Basis at December 31, 2016

	Level 1	Total
Mutual funds	$89,903,111	$89,903,111
Common stock	29,107,558	29,107,558
Interest-bearing cash	21,119	21,119
Self-directed brokerage account	1,372,573	1,372,573
Total assets in the fair value heirarchy	$120,404,361	120,404,361
Investments measured at NAV		5,340,822
Total investments at fair value		$125,745,183

The Plan did not hold any level 2 or level 3 investments as of December 31, 2017 and 2016.

Fair Value of Investments in Entities that Use NAV

The following tables summarize investments measured at fair value based on NAV per share at December 31, 2017 and 2016, respectively.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Common	$ 5,388,010	N/A	Daily or monthly	None or 5 days
Collective Trust - Galliard Retirement Income Fund 45 (1)

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Common	$ 5,340,822	N/A	Daily or monthly	None or 5 days
Collective Trust - Galliard Retirement Income Fund 45 (1)

(1) Galliard Retirement Income Fund is an open-end fund incorporated in the United States. The Fund seeks to provide safety of principal, adequate liquidity and competitive yield with low return volatility. The Fund will be invested in the Galliard Managed Income Fund.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 6.	FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of the nonvested portion of the Tredegar contribution account.  At December 31, 2017 and 2016, forfeited nonvested accounts available to reduce employer contributions totaled $70,857 and $21,119, respectively.  These accounts will be used to reduce future employer contributions. Employee forfeitures were $7,526 during 2017.  There were no employee forfeitures during 2016. In 2017 and 2016, employer contributions were reduced by $3,352 and $8,446, respectively, from forfeited nonvested accounts, and $31,552 and $9,661, respectively, were offset to administrative expenses.

NOTE 7.	RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

Certain Plan investments are shares of stock in Tredegar.  Tredegar is the plan sponsor as defined by the Plan and, therefore, these transactions qualify as related party transactions.

The Plan also issues loans to participants, which are secured by the vested balances in the participant’s accounts.

NOTE 8.	INCOME TAX STATUS

The Plan received its latest determination letter on February 28, 2018, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any periods.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	2017	2016
Net assets available for benefits per financial statements	$138,520,777	$129,095,294
Adjustment for deemed distributed loans current year	(13,235)	(31,155)
Net assets available for benefits per the Form 5500	$138,507,542	$129,064,139
Total additions per financial statements	$20,999,694	$29,760,773
Adjustment for deemed distributed loans current year	(193)	(31,155)
Adjustment for forfeitures current year	-	8,446
Adjustment for corrective distributions current year	107,169	-
Adjustments from contract value to fair value for guaranteed investment contract prior year	-	7,091
Total income per Form 5500	$21,106,670	$29,745,155
Net increase per financial statements	$9,425,483	$15,525,769
Adjustment for deemed distributed loans current year	(13,235)	(31,155)
Adjustment for deemed distributed loans prior year	31,155	-
Transfers of assets to the plan current year	-	(47,613)
Adjustments from contract value to fair value for guaranteed investment contract prior year	-	7,091
Net income per Form 5500	$9,443,403	$15,454,092

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

NOTE 11.	PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 12.	SUBSEQUENT EVENTS

The Plan has evaluated all events through the date these financial statements were available to be issued.  The Plan has determined that the events discussed below require disclosure pursuant to the FASB ASC.

Effective February 28, 2018, the Plan received an updated determination letter (Note 8).

Effective May 1, 2018, Great-West Trust Company was removed as Trustee of the Plan and Fidelity Management Trust Company was appointed as successor Trustee of the Plan.

As of June 25, 2018, it has been determined that the inclusion of regularly scheduled overtime earnings as a part of Base Pay used in the calculation for allowable deferrals in current and previous plan years does not align with the definition of Base Pay in the Plan document since the year 2000.  Management intends to take corrective action by using the Department of Labor’s Voluntary Fiduciary Correction Program in which the Sponsor will request approval of a retroactive amendment to the Plan document.  Management does not expect that any employer contributions or lost earnings will be due to the Plan as a result of these actions.

SUPPLEMENTARY INFORMATION

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)-Schedule I
December 31, 2017

EIN:  54-1497771          PN:  002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	American Funds Europacific GR R6	Mutual Funds	**	$ 1,457,443
	AMG Managers Silvercrest Small Cap N	Mutual Funds	**	1,118,274
	Carillon Eagle Mid Cap Growth I	Mutual Funds	**	607,290
	DFA Emerging Markets I	Mutual Funds	**	267,115
	Diamond Hill Long-Short Y	Mutual Funds	**	191,336
	JPMorgan SmartRetirement 2020 R5	Mutual Funds	**	18,037,182
	JPMorgan SmartRetirement 2025 R5	Mutual Funds	**	23,871,484
	JPMorgan SmartRetirement 2030 R5	Mutual Funds	**	15,464,179
	JPMorgan SmartRetirement 2035 R5	Mutual Funds	**	8,669,904
	JPMorgan SmartRetirement 2040 R5	Mutual Funds	**	5,968,479
	JPMorgan SmartRetirement 2045 R5	Mutual Funds	**	3,281,841
	JPMorgan SmartRetirement 2050 R5	Mutual Funds	**	3,069,781
	JPMorgan SmartRetirement 2055 R5	Mutual Funds	**	1,082,921
	JPMorgan SmartRetirement 2060 R5	Mutual Funds	**	515,292
	JPMorgan Smart Retirement Income R5	Mutual Funds	**	7,635,051
	Metropolitan West Total Return Bond M	Mutual Funds	**	1,193,250
	Natixis ASG Managed Futures Strategy Y	Mutual Funds	**	170,337
	Templeton Global Bond ADV	Mutual Funds	**	418,576
	Vanguard Extended Market IDX ADM	Mutual Funds	**	2,488,982
	Vanguard Inflation-Protected Secs ADM	Mutual Funds	**	314,748
	Vanguard Institutional Index Fund	Mutual Funds	**	8,270,076
	Vanguard REIT Index - Admiral	Mutual Funds	**	475,448
	Vanguard Total Bond Market Index ADM	Mutual Funds	**	1,173,396
	Vanguard Total Intl Stock Index Admiral	Mutual Funds	**	819,824
	Galliard Retirement Income Fund 45	Collective/Common Trust	**	5,388,010
*	Tredegar Company Stock	Common Stock	$ 12,516,693	15,649,728
*	Tredegar Company Stock	Common Stock	**	5,808,191
	JP Morgan	Interest-bearing cash	70,857	70,857
	TD Ameritrade SDB	Self Directed Brokerage Account	**	1,982,359
*	Participant loans	489 loans, 4.25% - 6.50%	$-0-	3,043,331
				$ 138,504,685
*	party-in-interest
**	Cost omitted for participant directed investments